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SEC FILE NUMBER
37710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mizuho Securities USA LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1271 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitchell Billek	(201) 626-1286	Mitchell.Billek@mizuhogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	NY	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Billek, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mizuho Securities USA LLC, as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director & Chief Financial Officer

[signature]
Notary Public

Julie A. Grossman
Notary Public, State of New York
Registration No. 02GR6174635
Qualified in New York County
Commission Expires December 20, 2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mizuho Securities USA LLC

Consolidated Financial Statements

Year Ended March 31, 2023

Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Mizuho Securities USA LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA LLC (the Company) as of March 31, 2023, the related consolidated statements of comprehensive income, changes in member's equity, changes in subordinated borrowing and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, III, IV, V, VI, VII and VIII has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2002.

May 30, 2023

Mizuho Securities USA LLC
Consolidated Statement of Financial Condition
March 31, 2023
(In Thousands)

Assets		
Cash and cash equivalents	$	227,582
Cash and securities segregated for regulatory purposes		533,800
Collateralized agreements:		
Securities purchased under agreements to resell		11,466,143
Securities borrowed		10,758,903
Financial instruments owned, at fair value (including securities pledged of $16,396,155)		18,792,359
Securities received as collateral, at fair value		2,627
Receivables from brokers/dealers, clearing organizations and customers		432,305
Clearing and other deposits		301,184
Accrued interest and dividends receivable		99,644
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $74,191		45,539
Prepaid expenses		19,150
Receivables from affiliates		18,417
Exchange memberships, at cost (fair value of $12,209)		10,064
Other assets		194,146
Total assets	$	42,901,863
Liabilities and member's equity		
Short-term borrowings	$	553,441
Collateralized agreements:		
Securities sold under agreements to repurchase		23,338,690
Securities loaned		9,989,774
Financial instruments sold, not yet purchased, at fair value		5,149,064
Obligations to return securities received as collateral, at fair value		2,627
Payables to brokers/dealers, clearing organizations and customers		990,609
Accrued interest and dividends payable		44,721
Accrued expenses and other liabilities		683,300
Total liabilities	$	40,752,226
Subordinated borrowings		400,000
Member's equity		1,749,637
Total liabilities and member's equity	$	42,901,863

The accompanying notes are an integral part of the Consolidated Financial Statements. This report is deemed confidential in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g)

Mizuho Securities USA LLC
Consolidated Statement of Comprehensive Income
Year Ended March 31, 2023

(In Thousands)

Revenues		
Interest and dividends	$	2,345,949
Affiliate service income		604,091
Commissions		499,482
Investment banking		399,915
Principal transactions		110,337
Other revenues		28,880
Total revenues		3,988,654
Interest and dividends expense		2,208,674
Revenues, net of interest and dividends expense		1,779,980
Non-interest expenses		
Employee compensation and benefits		629,019
Affiliate service expenses		310,309
Brokerage, clearing and execution		205,940
Communications and technology		151,008
Professional service fees		52,313
Investment banking expenses		37,221
Occupancy		8,946
Other expenses		89,551
Total non-interest expenses		1,484,307
Income before taxes		295,673
Provision for income taxes		95,229
Net income	$	200,444
Other comprehensive income:		
Foreign currency translation adjustment, net of tax		(1,745)
Comprehensive income	$	198,699

The accompanying notes are an integral part of the Consolidated Financial Statements. This report is deemed confidential in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g)

Mizuho Securities USA LLC
Consolidated Statement of Cash Flows
Year Ended March 31, 2023
(In Thousands)

Cash flows from operating activities	
Net income	$ 200,444
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	29,707
Deferred income taxes	(993)
Loss on impairment of exchange memberships	260
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets:	
Securities segregated for regulatory purposes	(11,804)
Securities purchased under agreements to resell	1,069,370
Securities borrowed	(4,795,449)
Financial instruments owned, at fair value	(12,666,899)
Receivables from brokers/dealers, clearing organizations and customers	2,638,908
Receivables from affiliates	76,647
Accrued interest and dividends receivable	(57,945)
Clearing and other deposits	48,421
Prepaid expenses	(2,285)
Other assets	(26,707)
Increase (decrease) in operating liabilities:	
Securities sold under agreements to repurchase	8,568,222
Securities loaned	5,264,814
Financial instruments sold, not yet purchased, at fair value	1,570,439
Payables to brokers/dealers, clearing organizations and customers	(1,840,919)
Accrued interest and dividends payable	19,009
Accrued expenses and other liabilities	48,904
Net cash provided by operating activities	132,144
Cash flows from investing activities	
Purchases of property, equipment, and leasehold improvements	(12,116)
Purchases of exchange memberships	(3,771)
Proceeds from sale of exchange memberships	2,339
Net cash used in investing activities	(13,548)
Cash flows from financing activities	
Proceeds from issuance of subordinated borrowings	800,000
Repayment of subordinated borrowings	(1,000,000)
Payments for maturity of medium term notes	(409,000)
Net increase in unsecured revolving bank loans	541,777
Increase from bank overdraft	3,296
Net cash used in financing activities	(63,927)
Effect of exchange rate on cash and cash equivalents	(8,001)
Increase in cash and cash equivalents	46,668
Cash and cash equivalents at beginning of period	624,332
Cash and cash equivalents at end of period	$ 671,000
Cash and cash equivalents	
Cash and cash equivalents	$ 227,582
Restricted cash included in cash and securities segregated for regulatory purposes	443,418
Cash and cash equivalents at end of period	$ 671,000

The accompanying notes are an integral part of the Consolidated Financial Statements. This report is deemed confidential in accordance with Rule 17a5(e)(3) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g)

Mizuho Securities USA LLC
Consolidated Statement of Cash Flows (continued)
Year Ended March 31, 2023
(In Thousands)

Supplemental disclosures of cash flow information

Cash paid during the year for:

Interest	$ 2,083,250
Income Taxes	$ 92,699

Non-cash activities

Securities received as collateral, at fair value	$ 2,627
Obligation to return securities received as collateral, at fair value	$ 2,627

The accompanying notes are an integral part of the Consolidated Financial Statements. This report is deemed confidential in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g)

Mizuho Securities USA LLC
Consolidated Statement of Changes in Member's Equity
Year Ended March 31, 2023
(In Thousands)

	Total
Balance at April 1, 2022	$ 1,550,938
Net income	200,444
Foreign currency translation adjustment	(1,745)
Balance at March 31, 2023	$ 1,749,637

The accompanying notes are an integral part of the Consolidated Financial Statements. This report is deemed confidential in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g)

Mizuho Securities USA LLC

Consolidated Statement of Changes in Subordinated Borrowings

Year Ended March 31, 2023

(In Thousands)

Subordinated borrowings at April 1, 2022	$ 600,000
Increases:	
Issuances of subordinated notes	800,000
Decreases:	
Repayments of subordinated notes	(1,000,000)
Subordinated borrowings at March 31, 2023	$ 400,000

The accompanying notes are an integral part of the Consolidated Financial Statements. This report is deemed confidential in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g)

Mizuho Securities USA LLC

Notes to Consolidated Financial Statements

(In Thousands)

1. Organization and Description of Business

The Company

Mizuho Securities USA LLC (the “Company”), a Delaware limited liability company, is a wholly-owned subsidiary of Mizuho Americas LLC (“MHA”). MHA is a bank holding company, which is ultimately wholly-owned by Mizuho Financial Group, Inc. (“MHFG”). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (“SEC”) and a futures commission merchant with the U.S. Commodity Futures Trading Commission (“CFTC”). The Company is a member of U.S. Financial Industry Regulatory Authority (“FINRA”) and the National Futures Association (“NFA”). The Company is a member of, or has access to, most major international futures exchanges. The Company’s activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions (“M&A”) advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York’s open market operations and in auctions of U.S. Treasury securities.

Mizuho Securities Canada Inc. (“MSCN”), is a wholly owned subsidiary of the Company. MSCN participates in debt and equity underwritings in the Canadian marketplace and is a corporation organized under the laws of British Columbia, Canada. MSCN is registered as a broker-dealer with the SEC, and is a dual member of FINRA and the New Self-Regulatory Organization of Canada (“New SRO”), Canadian national self-regulatory organization, and is subject to the rules and regulations of these organizations. The Company and MSCN utilize common personnel and facilities with applicable reimbursement arrangements.

The Company is the manager of Mizuho Capital Markets LLC (“MCM”), a wholly-owned subsidiary of MHA. MCM is a dealer in interest rate swaps and options, foreign currency swaps, equity derivatives and other derivative products. MCM is dually registered Swap Dealer (“SD”) with the Commodity Futures Trading Commission (“CFTC”) and Security-Based Swaps Dealer (“SBSD”) with the SEC. MCM is a member of LCH Clearnet (“LCH”).

1. Organization and Description of Business (continued)

The Company and MCM utilize common personnel and facilities with applicable reimbursement arrangements.

Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiary, MSCN. All material intercompany transactions have been eliminated.

2. Summary of Significant Accounting Policies

Basis of presentation

The Consolidated Financial Statements are presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. The Company had no cash equivalents at March 31, 2023.

2. Summary of Significant Accounting Policies (continued)

Cash and securities segregated for regulatory purposes

Included in cash and securities segregated for regulatory purposes on the Consolidated Statement of Financial Condition are qualified securities, as defined, maintained in a special reserve bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2023, cash and securities segregated for regulatory purposes includes $90,382 in securities received in resale agreements (comprised of U.S. Treasuries), and $443,418 in cash.

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and loaned transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest, and after applicable counterparty netting as shown in footnote 11. The amounts reported for collateralized agreements approximate fair value as these are short term in nature and interest rate movements have not caused a change in fair value.

It is the Company's general policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is reviewed daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements.

Securities borrowed and loaned transactions are generally recognized on the Consolidated Statement of Financial Condition except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the Consolidated Statement of Financial Condition. At March 31, 2023, these balances are comprised of equity securities with a fair value of $2,627. In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender in an amount generally in excess of

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

the market value of securities borrowed. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

At March 31, 2023, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $49,536,384. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, $47,450,367 was re-pledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under short sales.

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off balance-sheet transactions until their start date, at which time they will be recorded as collateralized agreements in the Consolidated Statement of Financial Condition. At March 31, 2023, the Company had forward-starting collateralized agreements with start dates ranging from April 3, 2023 to April 5, 2023. The contract values of these transactions total $4,779,297 for resale and securities borrowing agreements and $5,384,988 for repurchase agreements.

Fair value measurements

The Company reports certain assets and liabilities at fair value on the Consolidated Statement of Financial Condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

2. Summary of Significant Accounting Policies (continued)

Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC 326, *Financial Instruments – Credit Losses* (“ASC 326”). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company calculated estimated credit losses for the year ended March 31, 2023 and the calculation did not have a material impact on its Consolidated Statement of Comprehensive Income.

Financial instruments transactions

Financial instruments owned and financial instruments sold, not yet purchased, which include contracts for financial options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar financial instruments.

The Company utilizes benchmark prices and yields, as well as spreads over the yield curves for benchmark or similar financial instruments in measuring fixed income securities at fair value. Exchange-traded equities and exchange-traded funds (“ETFs”) are measured at fair value using the closing price from the relevant exchanges. ETFs are adjusted to the fair value “NAV” (net asset value) price, which is calculated based on quoted prices for the underlying component stocks.

Realized and unrealized gains and losses are reflected in principal transactions on the Consolidated Statement of Comprehensive Income in the period during which the transaction or the change in fair value occurred. Related interest amounts, including accrued interest, are included in interest and dividends income or interest and dividends expense on the Consolidated Statement of Comprehensive Income.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

In January 2023, the Company entered into a securities purchase agreement with Credit Suisse to acquire a portfolio of securities mostly consisting of agency collateralized mortgage obligations, agency pass-throughs and their related hedges. The securities transferred are recorded as an asset acquisition in adherence with ASC 805-50, *Asset Acquisition*. No gain or loss was recognized for the securities purchase.

Derivative financial instruments

The Company recognizes the fair value of all derivative financial instruments in the Consolidated Statement of Financial Condition as either assets or liabilities in financial instruments owned or financial instruments sold, not yet purchased, respectively. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), the Company nets certain derivative contracts with the same counterparty in the Consolidated Statement of Financial Condition. The Company records all derivative financial instruments at fair value with changes in fair values (unrealized gains and losses) reflected in principal transactions in the Consolidated Statement of Comprehensive Income. The Company does not apply hedge accounting as defined in ASC 815; therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

The fair values of derivative assets and liabilities traded in the over the counter ("OTC") market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the positions. The majority of market inputs are actively quoted and can be validated through external sources including brokers, market transactions and third party pricing services. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices, market observations, or vendor based models. The fair value of derivative transactions represents the net receivable or payable (gain or loss) to the counterparty in the contract. Refer to footnote 13 for additional details of fair value measurements.

The Company applies the enhanced disclosure requirements for derivative instruments prescribed in ASC 815, which requires companies to disclose how derivative instruments (and any related hedged items) are accounted for, their location and amounts in a company's financial statements, and their effect on its financial position. The enhanced disclosures required by ASC 815 are included in footnote 11.

2. Summary of Significant Accounting Policies (continued)

Clearing and other deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required to conduct its day-to-day clearance activities.

Property, equipment and leasehold improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's software costs are capitalized in accordance with ASC 350-40, *Internal-Use Software*. Software costs are amortized on a straight-line basis, over their estimated useful lives.

The Company's net balance on the Consolidated Statement of Financial Condition at March 31, 2023 is comprised of $5,646 in leasehold improvements, $31,382 in information technology software, $6,835 in information technology hardware, and $1,676 in furniture and fixtures. Depreciation and amortization expense are included in communications and technology and occupancy expense on the Consolidated Statement of Comprehensive Income.

Exchange memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on various exchanges, are recorded at cost and evaluated for impairment annually. If management were to ascertain that an other-than-temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment.

Principal transactions

Financial instruments owned and financial instruments sold, not yet purchased, (all of which are recorded on a trade-date basis) are carried at fair value with gains and losses reflected in principal transactions in the Consolidated Statement of Comprehensive Income.

2. Summary of Significant Accounting Policies (continued)

Interest and dividends

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned contract amounts are recorded with accrued interest. Interest accrued on financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value is recorded in accrued interest and dividends receivable and payable on the Consolidated Statement of Financial Condition.

Dividends are accrued on equity financial instruments owned and sold, not yet purchased on ex-dividend date. Dividends earned but unpaid are included in accrued interest and dividends receivable and payable on the Consolidated Statement of Financial Condition.

The corresponding interest and dividend income earned and expenses incurred are included in interest and dividend revenue and expense, respectively, on the Consolidated Statement of Comprehensive Income.

Commissions

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Portfolio fees related to the futures clearing and execution services was $108,436 in commission revenues on the Consolidated Statement of Comprehensive Income. Commission revenues and related clearing expenses are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Investment banking

Investment banking revenues include fees arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. Also included in investment banking revenues are fees earned from advisory activities. Investment banking revenues are presented gross of transaction related expenses and are recognized when the Company satisfies the performance obligations.

Foreign exchange

Assets and liabilities denominated in foreign currencies are revalued into U.S. dollars using the spot foreign exchange rates at the date of the Consolidated Statement of Financial Condition. Revenues and expenses denominated in foreign currencies are recorded in U.S. dollars using the

effective spot foreign exchange rate at the date of the transaction. Any gains or losses are recorded in principal transactions on the Consolidated Statement of Comprehensive Income.

Assets and liabilities of MSCN are translated from the Canadian ("CAD") functional currency into U.S. dollars ("USD") using the period-end spot foreign exchange rates and the income and expense items and other comprehensive income are translated at the average rate for the period. The Company translates its balances into USD in accordance with the rules prescribed in ASC 830, *Foreign Currency Matters* ("ASC 830"). All gains or losses resulting from the translation of CAD to USD are recorded as other comprehensive income on the Consolidated Statement of Comprehensive Income.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax

expenses or benefits are recognized in the Consolidated Financial Statements at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the Consolidated Financial Statements using the provisions of the currently enacted tax laws. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision or benefit for income taxes.

3. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, consist of agency and non-agency mortgage-backed securities, equity securities, corporate debt, U.S. Treasury and federal agency securities, derivative contracts, asset-backed securities, municipal securities, and other sovereign obligations. Financial instruments sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the Consolidated Statement of Financial Condition. Financial instruments owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or re-pledge the securities to others. Financial instruments owned and financial instruments sold, not yet purchased, at fair value at March 31, 2023 consist of the following:

	Owned	Sold, not yet purchased
Mortgage-backed securities	$ 10,923,735	$ 336
U.S. Treasury and federal agency securities	5,070,145	4,346,696
Equity securities	1,523,668	262,131
Corporate debt	809,243	307,346
Asset-backed securities	219,609	-
Derivative contracts	158,500	232,555
Municipal securities	62,006	-
Other sovereign obligations	25,453	-
Total	$ 18,792,359	$ 5,149,064

(In Thousands)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2023 consist of the following:

	Receivables	Payables
Securities failed to deliver/receive - customer	$ 153,374	$ 142,022
Brokers and clearing organizations	129,650	177,112
Investment banking	62,564	21,806
Net receivable/payable for trades pending settlement	37,738	-
Securities failed to deliver/receive – brokers/dealers	32,348	71,964
Futures customers	1,034	576,470
Other	15,597	1,235
	$ 432,305	**$ 990,609**

Amounts receivable from brokers and clearing organizations primarily represent balances receivable from futures exchanges. Amounts payable to brokers and clearing organizations represent brokerage and execution fees payable to exchanges, primarily for the futures business.

For exchange-traded and OTC-cleared derivatives contracts where the Company does not obtain benefits from or control the client cash balances, the client cash initial margin collected from clients and remitted to the central counterparty clearing house ("CCP") or depository institutions is not reflected on the Company's Consolidated Statement of Financial Condition. These conditions are met when the Company has contractually agreed with the client that (i) the Company will pass through to the client all interest paid by the CCP or depository institutions on the cash initial margin and (ii) the Company will not utilize its right as a clearing member to transform cash margin into other assets; and because (iii) the Company does not guarantee and is not liable to the client for the performance of the CCP or the depository institution, and (iv)

(In Thousands)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

the client cash balances are legally isolated from the Company's bankruptcy estate. The total amount of cash initial margin collected and remitted was approximately $7,843,673 as of March 31, 2023.

Net receivable/payable for trades pending settlement is determined by the contract prices of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2023 were settled without a material effect on the Company's Consolidated Financial Statements.

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts. This balance includes $31,469 of customer segregated balances under the Commodity Exchange Act.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with brokers/dealers and customers that have not settled on settlement date. Fails at March 31, 2023 were settled without a material effect on the Company's Consolidated Financial Statements.

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company from its advisory services and participation in securities offerings as an underwriter or selling agent.

5. Short Term Borrowings

In April 2022, the Company terminated its ability to issue Medium Term Notes (the "program"). The program's prospectus filed with the Luxembourg Stock Exchange was amended accordingly.

On March 31, 2023, other short term borrowings are comprised of unsecured revolving bank loans totaling $550,000, with interest rates ranging from 5.13% to 5.19%. Please refer to Footnote 7 for further details.

(In Thousands)

6. Subordinated Borrowings

The Company has a $400,000 subordinated note payable to MHA that is set to mature in May 2025. The interest rate on the note is based on an internal cost of funds rate plus 0.60%. This borrowing is subordinated to claims of general creditors, is covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and is included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

In addition, the Company has a $900,000 revolving subordinated loan facility with MHBK London branch ("MHBK London"), which can be utilized to meet regulatory capital requirements, when needed. There was no outstanding amount as of March 31, 2023.

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2023, the Consolidated Statement of Financial Condition included the following balances with affiliates:

Assets	
Cash and cash equivalents	$ 856
Securities purchased under agreements to resell	631,873
Securities borrowed	2,329,013
Financial instruments owned, at fair value	263
Receivables from brokers/dealers, clearing organizations and customers	75,558
Receivables from affiliates	18,417
Other assets	1,706
Liabilities	
Short-term borrowings	$ 553,233
Securities sold under agreements to repurchase	33,791
Securities loaned	1,385,533
Financial instruments sold, not yet purchased, at fair value	252
Payables to brokers/dealers, clearing organizations and customers	296,184
Accrued interest and dividends payable	4,725
Accrued expenses and other liabilities	161,020
Subordinated borrowings	400,000

(In Thousands)

7. Related Party Transactions (continued)

For the year ended March 31, 2023, revenues earned and expenses incurred with affiliates are reflected in the Consolidated Statement of Comprehensive Income as listed below:

Revenues		
Investment banking	$	80,573
Interest and dividends		104,417
Affiliate service income		604,091
Commissions		34,131
Principal transactions		24,564
Other revenues		938
Interest and dividends expense		106,497
Non-interest expenses		
Brokerage, clearing and execution		4,801
Investment banking expenses		17,448
Affiliate service expenses		310,309
Communications and technology		1,793

Cash and cash equivalents

At March 31, 2023, the cash and cash equivalent balance is with MHSC.

Collateralized agreements transactions

At March 31, 2023, the collateralized agreements balances are mostly comprised of resale agreements, repurchase agreements, securities borrowed, and securities loaned with MCM, Mizuho Markets America LLC (“MMA”), and Mizuho Markets Cayman LLC (“MMC”) and are presented after netting.

Interest income from affiliates results from interest earned primarily on resale and securities borrowing transactions. The Company charges interest or fees to affiliates at the contracted rates stipulated in the resale and securities borrowed agreements. Interest expense results from interest incurred on repurchase and securities loaned transactions. The Company incurs interest or fees from affiliates at the contracted rates stipulated in the repurchase and securities loaned agreements.

(In Thousands)

7. Related Party Transactions (continued)

Receivables from and payables to brokers/dealers, clearing organizations and customers

Receivables are primarily comprised of securities failed to deliver with affiliates and balances due from affiliates who have direct access to futures markets to which the Company does not. Payables are primarily comprised of balances due to affiliates who do not have direct access to futures markets to which the Company has access. The remainder of these balances includes clearing fees, underwriting fees and rebates.

Receivables from affiliates

Receivables from affiliates are primarily comprised of balances related to underwriting fees and support services with Mizuho Bank New York Branch ("MHBK NY") for 10,873 at March 31, 2023.

Borrowings from affiliates

At March 31, 2023, the Company had a $400,000 subordinated note payable to MHA with accrued interest payable in the amount of $1,055. For the year ended March 31, 2023 interest expense on the subordinated borrowing totaled $14,642.

In addition, the Company had $300,000 and $250,000 in short-term borrowings payables with MMC and MHBK London, respectively.

Commission revenue

The Company's commodity futures brokerage business generates commission revenue by facilitating order execution and providing clearing and settlement services to customers. Affiliates have brokerage accounts with the Company in order to transact in markets to which they do not have direct access.

Principal Transactions

Principal transactions consist of realized and unrealized gains and losses on foreign exchange and interest rate swaps with MCM.

7. Related Party Transactions (continued)

Affiliate service income

The Company provides managerial and support services primarily to Mizuho Bank USA ("BKUSA"), MCM, MMA, and MMC. These are charges allocated to the affiliates for personnel and operational support and services. The remainder of these balances includes occupancy fees, research fees and clearing fees.

Brokerage, clearing and execution

The Company executes and clears certain futures and equity transactions on foreign exchanges through affiliates, primarily Mizuho Securities (Singapore) Pte Ltd. and MHSC. The Company pays execution fees and commissions to its affiliates which are recorded as brokerage, clearing and execution expense.

Investment banking

The Company and its affiliates are part of a fee sharing agreement where investment banking revenues and expenses are earned with related parties, primarily with MHBK NY, MHFG, MHSC, MHI, and MHSA.

Affiliate service expenses

The Company and its affiliates share various resources for which they also share the associated costs. These are costs allocated to the Company for research, sales commissions, personnel expenses and other operational support and services, primarily from MAS, MHA, and MHSC. The related unpaid balances of $71,882 are included in accrued expenses and other liabilities.

(In Thousands)

8. Employee Compensation and Benefit Plans

Defined benefit plan

Qualifying employees of the Company are covered by three defined benefit plans sponsored by MHBK: Mizuho Bank, Ltd. pension plan, Fuji Bank, Ltd. Supplemental Executive Retirement Plan and Mizuho Bank, Ltd. Supplemental Executive Retirement Plan. The Company accounted for its participation in those plans as a participation in a multiemployer plan in accordance with ASC 715-30, *Compensation*. There was no minimum annual funding due for the year.

Defined contribution plan

Substantially all employees of the Company are covered by the Company's deferred compensation defined contribution plan. The Company's discretionary contribution is based on eligibility and percentage of applicable employee compensation. Total expense was $13,729 for the year ended March 31, 2023, which is included in employee compensation and benefits on the Consolidated Statement of Comprehensive Income.

Deferred bonus plan

The Company maintains a deferred bonus plan (the "plan"). The plan defers a portion of certain annual bonuses (a "deferred award") based on the terms of the plan, payable in equal installments, with interest based on the Consumer Price Index - All Urban Consumers, over three years. Deferred awards are recognized in the Consolidated Financial Statements in the year vested. Employees must meet certain requirements to vest in and receive payment of a deferred award. Employees not meeting such requirements may forfeit all or a portion of their award. Deferred awards granted to employees who are retirement eligible or will become retirement eligible during the vesting period are expensed as of the grant date or ratably over the period from the grant date to the date the employee becomes retirement eligible, respectively. The Company's maximum future liability excluding interest under the plan at March 31, 2023 is $55,510, which results from deferred awards granted for the years ended March 31, 2020 through March 31, 2022. Deferred awards that vested of $47,125 have been recognized in employee compensation and benefits expense in the Consolidated Statement of Comprehensive Income and a corresponding payable has been recognized in accrued expenses and other liabilities on the Consolidated Statement of Financial Condition for the year ended March 31, 2023.

8. Employee Compensation and Benefit Plans (continued)

Post-retirement health care plan

Effective October 6, 2021, the Company's post-retirement health care plan (the "health care plan") was replaced by a plan owned by MHBK New York branch. The health care plan, which covered a limited group of employees meeting certain criteria, no longer has any participants as of the replacement date. The replacement of the health care plan did not have a material impact to the Company's Consolidated Financial Statements.

9. Stock-Based Compensation

Cash-Settled RSUs

Effective April 1, 2021, eligible employees of the Company are awarded restricted stock unit grants under the Mizuho Americas Restricted Stock Unit Plan ("Mizuho Americas Plan"). Under the Mizuho Americas Plan, employees are granted restricted stock units representing ADR shares of common stock of MHFG. All restricted stock unit awards will be settled in cash at the time of maturity. Employees who meet the plan's criteria of retirement eligibility will have these awards vest at grant (for those already meeting the criteria) or over the period between grant and when the criteria is met. The remaining awards will vest in equal installments in tandem with the deferred awards. Participants in the Mizuho Americas Plan are entitled to "dividend equivalents" on their restricted stock units when MHFG declares dividends to its shareholders. The credit is equal to additional shares based on the amount of the dividends that the participants would have received on their shares, had actual shares been issued to the participants.

Under the Mizuho Americas Plan, expense recognition is based on the grant-date fair value of ADRs and is adjusted based on subsequent changes in the market price of the ADR shares. Restricted stock units granted to employees who are retirement eligible or will become retirement eligible during the vesting period are expensed as of the grant date or ratably over the period from the grant date to the date the employee becomes retirement eligible, respectively. Forfeitures are recognized as incurred.

9. Stock-Based Compensation (continued)

Activity for cash-settled RSUs classified as a liability is as follows:

	Shares (000s)	Grant Date Fair Value
Granted and not vested at March 31, 2022	-	$ -
Granted	1,406	3,446
Vested	469	1,149
Granted and not vested at March 31, 2023	937	$ 2,297

The total compensation expense for cash-settled RSUs during the year ended March 31, 2023 was $2,918, which was recorded in employee compensation and benefits in the Consolidated Statement of Comprehensive Income. This resulted in a deferred tax benefit of $746.

10. Income Taxes

The Company's provision for income taxes consists of the following:

Current	
U.S. federal	$ 75,569
State and local	20,653
	$ 96,222
Deferred	
U.S. federal	(7,890)
State and local	6,897
	(993)
Provision for income taxes	$ 95,229

(In Thousands)

10. Income Taxes (continued)

The Company is a single-member limited liability company, and as such, is a disregarded entity owned by MHA for U.S. corporate income tax purposes.

For the fiscal year ending March 31, 2023, the Company is included in MHA's federal, state and local income tax returns. In addition, the Company, as a division of MHA, files certain combined or unitary group tax returns for state and local income tax purposes. Pursuant to a federal, state and local tax sharing agreement, the Company computes its federal, state and local tax provision on a separate return basis which is then adjusted for the effect of filing in the combined or unitary group. This adjustment is computed on a consistent and equitable basis among the members of the combined or unitary tax groups. The Company's share of the combined or unitary state tax expense or benefit will be settled periodically with the lead filer of each combined or unitary income tax filing. At March 31, 2023, the Company had tax payables of $78,740, due to affiliates, which was recorded in accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

The difference between taxes at the U.S. federal statutory rate and the effective rate is primarily due to the effects of state and local taxes and nondeductible regulatory accruals. As of March 31, 2023, the Company had a net DTA of $86,127 consisting of a gross DTA of $117,632 and a gross DTL of $31,505. The resulting net asset is included in other assets in the Consolidated Statement of Financial Condition. The gross DTA results primarily from certain accrued expenses not currently deductible for tax purposes. The gross DTL results primarily from tax depreciation in excess of book depreciation.

The following table summarizes the activity related to Company's gross unrecognized tax benefits from April 1, 2022 to March 31, 2023:

Balance as of April 1, 2022	$	7,873
Increases related to prior year tax positions		–
Decreases related to prior year tax positions		–
Increases related to current year tax positions		1,433
Decreases related to current year tax positions		–
Decreases related to settlements with taxing authorities		–
Decreases related to lapsing of statute of limitations		–
Balance as of March 31, 2023	$	9,306

(In Thousands)

10. Income Taxes (continued)

The Company's total unrecognized tax benefits (including interest and penalties of $4,585 that, if recognized, would affect the Company's effective tax rate, were $11,936 at March 31, 2023. The Company does not believe that the total unrecognized benefits will significantly change within the next twelve months. MHA's Federal income tax returns beginning with tax year ended March 31, 2020 remain subject to examination by the Internal Revenue Service. The Company's state and local income tax returns beginning with tax year ended March 31, 2016 remain subject to examination by state and local tax authorities.

11. Financial Instruments

Derivative financial instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments typically include forward and futures contracts, to-be-announced securities transactions ("TBAs"), options on equities and futures contracts, credit default swaps, interest rate swaps, and foreign exchange contracts. The Company enters into derivative contracts to facilitate client transactions, conduct trading activities and to manage risk. The Company's trading and hedging strategies resulted in a net loss of $231,870 on derivative instruments, included in principal transactions on the Consolidated Statement of Comprehensive Income.

The following table sets forth, by major product type, the Company's realized and unrealized gains (losses) related to derivative trading activities, for the year ended March 31, 2023.

Futures contracts	$ 21,216
Options	19,811
FX forwards	1,908
Credit default swaps	852
TBA securities	(249,141)
Interest rate swaps	(26,514)
Total net loss on derivative instruments	$ (231,870)

11. Financial Instruments (continued)

Forward settling trades and futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

TBAs are forward contracts that give the purchaser/seller an obligation to receive/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the Consolidated Financial Statements. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Interest rate swaps are entered into between two counterparties, typically one on the “fixed leg” paying a fixed interest rate and one on the “floating leg” paying a floating rate based on a specified spread above a designated underlying rate. Interest rate swaps are primarily used to limit or manage exposure to fluctuations in interest rates. The Company enters into interest rate swaps to help manage its exposure to interest rate risk.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. When the Company is a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option.

Foreign exchange forward contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances settling in foreign currency.

Credit default swaps (“CDS”) are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into credit default swaps primarily to mitigate credit risk on its corporate debt holdings. The Company buys protection in the course of these transactions, and may enter into a sell transaction with the same counterparty to close out the CDS position. As such, settlements under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Therefore, the Company’s risk of loss on sold CDS positions is offset by protection purchased with the same counterparty.

(In Thousands)

11. Financial Instruments (continued)

The fair values of derivative financial instruments included in financial instruments owned and financial instruments sold, not yet purchased as of March 31, 2023 are as follows:

Derivatives not designated as hedging instruments under ASC 815-20

	Assets	Liabilities
TBA securities	$ 156,809	$ 231,662
Options	952	50
Forward settling trades	705	843
FX forwards	34	0
Total fair value of derivatives	$ 158,500	$ 232,555

Financial instruments with off-balance sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including interest rate swap contracts, credit default swaps, foreign exchange contracts, and TBAs. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Financial Statements at fair value as of March 31, 2023 and would incur a loss if the fair value of the securities increases subsequent to March 31, 2023.

In the normal course of business, the Company executes and clears futures, forwards, options, swaps and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event a counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of

11. Financial Instruments (continued)

acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess credit exposure.

Where the Company does not have direct access to certain futures markets, it utilizes clearing brokers. The Company guarantees to the respective clearing houses or other clearing brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are cleared.

Offsetting assets and liabilities

Derivative activities are transacted under legally enforceable master netting agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Statement of Financial Condition, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

In accordance with ASC 210-20-45-1, *Balance Sheet, Offsetting, Other Presentation Matters* ("ASC 210"), the Company offsets repurchase and resale agreements on the Consolidated Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

In accordance with ASC 210, the Company offsets securities borrowed and securities loaned on the Consolidated Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

The following table presents derivative instruments and securities financing agreements. Derivative instruments are included in the Consolidated Statement of Financial Condition in financial instruments owned and financial instruments sold, not yet purchased as of March 31, 2023. Balances are presented on a gross basis, prior to the application of counterparty and collateral netting. Securities financing agreements are included on the Consolidated Statement of Financial Condition in securities purchased under agreements to resell or securities borrowed and

(In Thousands)

11. Financial Instruments (continued)

securities sold under agreements to repurchase or securities loaned. These balances are presented on a gross basis, prior to the application of counterparty and collateral netting.

	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a) Financial Instruments (c)	Amounts not net (a) Collateral (d)	Net Exposure
Derivatives						
TBA securities	$ 1,469,023	$ (1,312,214)	$ 156,809	$ –	$ –	$ 156,809
Interest rate swaps	17,687	(17,687)	–	–	–	–
Options	1,179	(227)	952	–	–	952
Forward settling trades	705	–	705	–	–	705
FX forwards	34	–	34	–	–	34
Total derivatives	$ 1,488,628	$ (1,330,128)	$ 158,500	$ –	$ –	$ 158,500

	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a) Financial Instruments (c)	Amounts not net (a) Collateral (d)	Net Exposure
Securities purchased under agreements to resell	$ 31,678,084	$ (20,211,942)	$ 11,466,142	$ 2,464,535	$ 8,996,789	$ 4,818
Securities borrowed	13,619,829	(2,860,926)	10,758,903	4,912,552	5,761,939	84,412
Securities received as at fair value	2,627	-	2,627	-	2,627	-

(a) For some counterparties, the financial instruments and collateral not net on the Consolidated Statement of Financial Condition may exceed the net asset recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net assets recognized. As a result, a net amount is reported even though the Company, on an aggregate basis has received securities collateral with a total fair value that is greater than the funds provided to counterparties.

(b) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(c) These represent liabilities with the same counterparties that are not presented net on the Consolidated Statement of Financial Condition because all U.S. GAAP netting criteria were not met.

(d) These represent collateral values received on net assets recognized after consideration of liabilities with the same counterparties (note (c)).

(In Thousands)

11. Financial Instruments (continued)

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e) Financial Instruments (g)	Amounts not net (e) Collateral (h)	Net Amount
Derivatives						
TBA securities	$ 1,620,313	$ (1,388,651)	$ 231,662	$ –	$ –	$ 231,662
Interest rate swaps	4,276	(4,276)	–	–	–	
Credit default swaps	2,439	(2,439)	–	–	–	–
Forward settling trades	843	–	843	–	–	843
Options	277	(227)	50	–	–	50
Total derivatives	$ 1,628,148	$ (1,395,593)	$ 232,555	$ –	$ –	$ 232,555

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (a) Financial Instruments (g)	Amounts not net (a) Collateral (h)	Net Exposure
Securities sold under agreements to repurchase	$ 43,550,632	$ (20,211,942)	$ 23,338,690	$ 2,464,535	$ 20,721,232	$ 152,923
Securities loaned	12,850,700	(2,860,926)	9,989,774	4,912,552	5,036,195	41,027
Obligations to return securities received as collateral, at fair value	2,627	-	2,627	-	2,627	-

(e) For some counterparties, the financial instruments and collateral not net on the Consolidated Statement of Financial Condition may exceed the net liability recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net liability recognized. As a result, a net amount is reported even though the Company, on an aggregate basis, has pledged securities collateral with a total fair value that is greater than the funds owed to counterparties.

(f) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(g) These represent assets with the same counterparties that are not presented net on the Consolidated Statement of Financial Condition because all U.S. GAAP netting criteria were not met.

(h) These represent collateral values provided against net liabilities recognized after consideration of assets with the same counterparties (note (g)).

(In Thousands)

11. Financial Instruments (continued)

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at March 31, 2023:

	Remaining Contractual Maturity of Agreements				
	Open	**Overnight**	**< 30 Days**	**>30 Days**	**Total**
Securities sold under agreements to repurchase					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ 120,794	$ 19,592,944	$ 3,511,046	$ 4,657,288	$ 27,882,072
Mortgage-backed securities	20,819	4,303,544	771,532	5,779,106	10,875,001
Corporate debt	830	268,948	91,802	475,464	837,044
Asset-backed securities	100	23,000	197,305	1,480,436	1,700,841
Equities	-	1,125,000	-	516,268	1,641,268
Municipal securities	-	375,000	-	239,406	614,406
Total	$ 142,543	$ 25,688,436	$ 4,571,685	$ 13,147,968	$ 43,550,632
Securities loaned					
Collateral pledged:					
Equities	$ 9,795,965	$ 34,527	$ 155,433	$ 955,283	$ 10,941,208
U.S. Treasury and federal agency securities	3,966	1,905,526	-	-	1,909,492
Total	$ 9,799,931	$ 1,940,053	$ 155,433	$ 955,283	$ 12,850,700

12. Risk Management

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

12. Risk Management (continued)

Market Risk - Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk primarily by setting and monitoring risk limits, scenario analysis (for historical events as well as potential adverse market conditions), review and analysis of large potential trades or new securitizations before the execution, regular review of the desk level portfolios and firm wide exposures to various risk factors, besides economically hedging its exposure to risk factors.

Liquidity Risk – Liquidity risk is the risk that an institution's financial condition or overall safety and soundness is adversely affected by the inability, or perceived inability to meet its contractual, including contingent obligations. The Company's potential risks remain that its liquidity, business activities and profitability may be adversely affected by inability to access the debt capital market and funds from its affiliates or to sell assets during periods of market-wide or firm-specific liquidity constraints. This situation may arise due to circumstances unrelated to its businesses such as current geopolitical or macroeconomic conditions and hence outside of its control. The objective of liquidity risk management is to maintain a sufficient amount of liquidity and diversity of funding sources to allow an institution to meet obligations in both stable and adverse conditions. The Company manages liquidity risk mainly through its Treasury function and has established policies and strategies to identify, manage and report on liquidity risk.

Credit Risk - Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the Consolidated Statement of Financial Condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into netting agreements to mitigate the credit risk and reduce the maximum amount of loss. Management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized trading activities is low.

12. Risk Management (continued)

Operational Risk – Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity, financial crime, and environmental risk, but excludes strategic and reputational risk. Operational risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. The company has developed policies, processes, and assessment methodologies to ensure that operational risk is appropriately identified. There was no operational risk that had a material impact on the Company's Consolidated Financial Statements.

13. Fair Value Measurements

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

13. Fair Value Measurements (continued)

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include U.S. Treasury Bills, on-the-run U.S. Treasury bonds, notes, and strips. Also included in Level 1 are listed equity securities, consisting of common stock and ETFs, and TBAs.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, foreign treasury bills, federal agency obligations, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, non-agency mortgage-backed securities, agency securities, corporate debt, and municipal securities. Also included in Level 2 assets and liabilities are interest rate swap contracts, credit default swap contracts, equity options, equity securities, and foreign exchange contracts.

Level 3: Assets and liabilities, whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. Private placement securities were valued at zero during the fiscal year as the probability of a business combination was remote. The Company did not have any Level 3 assets or liabilities at March 31, 2023.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2023:

(In Thousands)

13. Fair Value Measurements (continued)

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Financial instruments owned:				
Mortgage-backed securities	$ -	$ 10,923,735	$ -	$ 10,923,735
U.S. Treasury and federal agency securities	1,299,023	3,771,122	-	5,070,145
Equity securities	1,145,181	378,487	-	1,523,668
Corporate debt	-	809,243	-	809,243
Asset-backed securities	-	219,609	-	219,609
Derivative contracts	157,049	1,451	-	158,500
Municipal securities	-	62,006	-	62,006
Other sovereign obligations	-	25,453	-	25,453
Securities received as collateral:				
Equity securities	2,627	-	-	2,627
Total	$ 2,982,367	$ 15,812,619	$ -	$ 18,794,986

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Financial instruments sold, not yet purchased:				
U.S. Treasury and federal agency securities	$ 1,362,158	$ 2,984,538	$ -	$ 4,346,696
Corporate debt	-	307,346	-	307,346
Equity securities	262,131	-	-	262,131
Derivative contracts	232,441	114	-	232,555
Mortgage-backed securities	-	336	-	336
Obligations received as collateral:				
Equity securities	2,627	-	-	2,627
Total	$ 1,859,357	$ 3,292,334	$ -	$ 5,151,691

Valuation techniques

The fair values of securitized products, which include agency pass-through securities, collateralized mortgage obligations ("CMO"), non-agency residential mortgage-backed-securities ("RMBS"), asset-backed-securities ("ABS") and private label (non-agency) commercial mortgage-backed-securities ("CMBS"), are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Market price quotes may not be readily available for some positions. These instruments are valued using vendor supplied models that estimate the fair value of the securities using observable prices of a liquid benchmark set, credit risk, interest rate risk and prepayment risk. The

13. Fair Value Measurements (continued)

Company measures ABS using active markets and various deal level and tranche level characteristics. Most of the asset-backed-securities in inventory are collateralized loan obligations backed by corporate loans and bonds. As such, securitized products are categorized as Level 2.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the quoted prices for the underlying component stocks (fair value NAV price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks. As such, these securities are categorized as Level 1. The special purpose acquisition company ("SPAC") equities are exchange-traded, but are not always marked to exchange close. As such, these securities are categorized as Level 2.

The Company's corporate debt largely consists of investment grade corporate bonds and notes and private placement securities. Corporate bonds categorized as Level 2 are valued using third party market price quotations, recently executed transactions, or spread over the U.S. Treasury benchmark. Private placement securities are categorized as Level 3. The material unobservable assumptions used to model the valuation are market proxy discount rates, and liquidity and structure yield premiums.

U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. Federal agency securities are measured using a spread to the Treasury benchmark. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury and federal agency securities are categorized in Level 2 of the fair value hierarchy.

Derivative contracts include interest rate swaps, credit default swaps and foreign currency forwards, which are measured using discounted cash flow calculations, based on observable inputs from the relevant interest/credit/exchange rate curves, which is considered a Level 2 measurement. The Company's derivative contracts also include TBAs, which are measured at fair value using market prices from broker markets. As such, TBAs are categorized as Level 1.

13. Fair Value Measurements (continued)

Forward settling trades are measured using the underlying securities and may be Level 1 or Level 2. Equity options are measured using a Black-Scholes model and are categorized as Level 2. The fair value of derivatives offset on the balance sheet is consistent with the leveling reported. Details of derivative contracts are disclosed in Footnote 11.

Municipal Securities are measured at fair value using quoted prices in active dealer markets, third party provided prices, recently executed transactions and spreads over taxable and tax free benchmark curves for comparable securities. These securities are classified as Level 2.

Other sovereign obligations are measured at fair value using quoted prices in active dealer markets. These securities are classified as Level 2.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Assets
Balance as of April 1, 2022	$ 25,330
Unrealized gains (losses), net	(25,330)
Balance as of March 31, 2023	$ –

(In Thousands)

13. Fair Value Measurements (continued)

Financial assets and liabilities not measured at fair value

Other financial instruments are recorded by the Company at contract amounts and include short-term borrowings, receivables from and payables to brokers, dealers, clearing organizations and customers, securities borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, exchange memberships, accrued interest and dividends receivable and payable, and subordinated borrowing. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

14. Leases

The Company's lessee arrangements consist of non-cancelable operating leases for office space. In accordance with ASC 842, the Company recognizes right-of-use assets and lease liabilities, which are recognized based on the present value of the remaining lease payments, discounted using the Company's incremental borrowing rates. The Company has sublease arrangements for portions of the space and lease term. Sublease income is recorded in other revenues on the Consolidated Statement of Comprehensive Income. At March 31, 2023 the amounts related to leases on the Consolidated Statement of Financial Condition are as follows:

	Amount
Other assets – ROU assets	$ 19,584
Other liabilities and accrued expenses – Lease liabilities	22,309
Weighted average:	
Remaining lease terms, in years	7.6
Discount rate	2.41%

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g)

(In Thousands)

14. Leases (continued)

At March 31, 2023 the future minimum rental payments for the Company's operating leases with initial terms in excess of one year, as follows:

Year ending March 31:	Amount
2024	$ 4,808
2025	4,887
2026	4,191
2027	2,358
2028	1,647
Thereafter	6,632
Total undiscounted cash flows	24,523
Less: Implied Interest	(2,214)
Amount on balance sheet	$ 22,309

For the year ended March 31, 2023 the amounts related to lease costs included in occupancy expense on the Consolidated Statement of Comprehensive Income are as follows:

	Amount
Fixed costs	$ 3,361
Variable costs	3,792
Less: Sublease Income	(364)
Total lease costs, net	$ 6,789

15. Revenues from Contracts with Customers

The Company's revenues from contracts with customers which are subject to ASC 606, *Revenue from contracts with customers* ("ASC 606") consist of commissions, investment banking revenues and affiliate services income. The Company disaggregates revenues from contracts with customers by type of service in the table below.

(In Thousands)

15. Revenues from Contracts with Customers (continued)

The Company's revenues from contracts with customers was comprised of the following for the year ended March 31, 2023:

Revenues from Contract with Customers		
Investment banking:		
Underwriting fees	$	254,017
Structuring and monitoring fees		49,602
Advisory fees		30,295
Placement fees		26,135
Selling concession fees		21,803
Monitoring Fees		18,063
Total Investment banking	$	399,915
Commissions:		
Futures clearing commissions	$	280,497
Futures portfolio fees		108,436
Equity commissions		103,386
Other commissions		7,163
Total Commissions	$	499,482

Investment banking revenues are composed of fees from advisory services, fees from structuring and monitoring transactions, fees from affiliate selling agent fees, and fees arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. The Company also earns placement fees, by placing fixed income products such as commercial paper and Collateralized Loan Obligations ("CLOs"). Fee revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Generally, this would occur on trade or pricing date, when the deal is launched into the primary market. Syndicate expenses are recorded gross in investment banking expenses on the Consolidated Statement of Comprehensive Income. Private placement revenue and fees from financial advisory assignments are recognized when the services to be performed under the terms of the engagement are substantially completed and the amount of the fees is determinable with collection reasonably assured. Investment banking fees receivable is reported in receivables from broker/dealers, clearing organizations and customers on the Consolidated Statement of Financial Condition.

(In Thousands)

15. Revenues from Contracts with Customers (continued)

The Company earns commission revenue on fixed income, futures and equity security transactions. Futures clearing commissions are earned when the Company clears and/or executes trades in the commodity futures and derivative markets. Equity commissions are earned when the Company trades securities for its customers. These transactions mostly include US, Japanese and other Asian equity securities. Commissions are recorded when a trade occurs on a trade date basis.

Affiliate service income represents managerial and support services provided by the Company. Affiliate service income are recorded when services are rendered. At March 31, 2023, affiliate service income was $604,091.

Receivables from contracts with customers subject to ASC 606 are recognized in receivables from brokers/dealers, clearing organizations and customers in the Consolidated Statement of Financial Condition, when the underlying performance has been satisfied and the Company has the right to bill the customer. At March 31, 2023, receivables from contracts with customers subject to ASC 606 was $31,623. There were no contract assets or contract liabilities at March 31, 2023.

16. Commitments and Contingencies

The Company has provided a letter of credit in connection with leases for its Boston office in the amount $18. This letter of credit is collateralized by U.S. Treasury securities.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There are no open commitments at March 31, 2023.

Litigation

In accordance with the provisions of ASC 450, *Contingencies* ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

16. Commitments and Contingencies (continued)

The SEC and CFTC are conducting investigations of the Company regarding compliance with record keeping requirements related to business communications sent over unapproved electronic messaging channels. The Company is cooperating with the investigation and as of March 31, 2023 the investigation is ongoing. Any expected settlement payments have been provided for and recorded in the Consolidated Financial Statements.

The Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's Consolidated Financial Statements.

Exchange Member and Central Clearing Organization Guarantees

The Company is a member of various exchanges and central clearing organizations that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Financial Statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

17. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $1,000 or 2% of aggregate debit items arising from customer transactions pursuant to the Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 ("Rule 15c3-3"), or 8% of the total risk maintenance margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

(In Thousands)

17. Net Capital Requirements (continued)

At March 31, 2023, the Company's net capital of $1,358,836 was $767,320 in excess of the required amount of $591,516.

18. Subsequent Events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the Consolidated Statement of Financial Condition date but before the date the Consolidated Financial Statements are issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the Consolidated Financial Statements the effect of all events or transactions that provide additional evidence of conditions that existed at the Consolidated Statement of Financial Condition date, including estimates inherent in the Consolidated Financial Statements' preparation.

The Company evaluated events subsequent to March 31, 2023 through May 30, 2023 the date on which the Consolidated Financial Statements are available to be issued. There were no material recognizable or non-recognizable subsequent events during this period.

Supplemental Schedules

Mizuho Securities USA LLC

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

March 31, 2023
(In Thousands)

Total ownership equity	$ 1,748,079
Liabilities subordinated to claims of general creditors allowable in computation of net capital	400,000
Total capital and allowable subordinated liabilities	2,148,079
Deductions and/or charges:	
Total non-allowable assets from Consolidated Statement of Financial Condition	442,306
Aged fail-to-deliver	1,357
Commodity futures contracts and spot commodities – proprietary capital charges	88,199
Other deductions and/or charges	29,953
Total deductions and/or charges	561,815
Net capital before haircuts on securities positions	1,586,264
Haircuts on securities:	
U.S. and Canadian government obligations	77,662
State and municipal government obligations	3,825
Corporate obligations	49,908
Stocks and warrants	64,204
Arbitrage	12,650
Risk-based haircuts	952
Other securities	10,545
Haircuts on swaps	7,682
Total Haircuts	227,428
Net capital	$ 1,358,836

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

Mizuho Securities USA LLC

Schedule I (continued): Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

March 31, 2023
(In Thousands)

Greater of 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation (a) or 8% of the CFTC total risk maintenance margin requirement	$ 539,063
For broker-dealers engaged in reverse repurchase agreements, 10% of the amounts in 17 CFR 240.15c3-1(a)(9)(i)-(iii)	52,453
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital, under 15c3-1	1,000
Net capital requirement (the greater of the minimum dollar net capital requirement or 2% of combined aggregate debit or CFTC minimum requirement plus excess margin corrected on resale agreement)	591,516
Excess net capital	767,320
Percentage of Net Capital to Aggregate Debits	845.80%
Percentage of Net Capital after anticipated capital withdrawals, to Aggregate Debits	845.80%
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 649,017

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

(a) As disclosed in footnote 17, the Company is required to maintain minimum net capital, as defined, equivalent to the greater of $1,000 or 2% of aggregate debit items arising from customer transactions pursuant to the Computation for Determination of Reserve Requirements under Rule 15c3-3, or 8% of the total risk maintenance margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined. This amount represents 8% of the total risk maintenance margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

Mizuho Securities USA LLC

Schedule II: Computation of CFTC Minimum Net Capital Requirement

March 31, 2023
(In Thousands)

Risk based requirement:			
Amount of customer risk maintenance margin requirement	$ 6,617,303		
Enter 8% of above		$ 529,384	
Amount of non-customer risk maintenance margin requirement	120,979		
Enter 8% of above		9,678	
Total risk based requirement		$ 539,062	
Minimum dollar requirement		$ 1,000	
Minimum CFTC net capital requirement			$ 539,062
CFTC Early Warning Level			$ 592,969

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

Mizuho Securities USA LLC

Schedule III: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

March 31, 2023
(In Thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	106,868
Customers' securities failed to receive		2,009
Credit balances in firm accounts which are attributable to principal sales to customers		90,697
Total credits		199,574
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		154,328
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		3,754
Failed to deliver of customers' securities not older than 30 calendar days		2,574
Aggregate debit items		160,656
Less: 3% for alternative method		(4,820)
Total debits		155,836
Excess of total credits over total debits	$	43,738
Amount on deposit in "Reserve Bank Account"	$	88,090
Amount of deposit (or withdrawal)		-
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal	$	88,090

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

Mizuho Securities USA LLC

Schedule IV: Information for Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

March 31, 2023
(In Thousands)

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	None
	Number of items – 0	
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None
	Number of items – 0	

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

Mizuho Securities USA LLC

Schedule V: Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

March 31, 2023
(In Thousands)

Segregation Requirements		
Net ledger balance:		
Cash	$	3,130,236
Securities (at market)		3,913,889
Net unrealized profit (loss) in open futures contracts traded on a contract market		3,241,490
Exchange traded options:		
Add market value of open option contracts purchased on a contract market		2,059,231
Deduct market value of open option contracts granted (sold) on a contract market		(2,034,716)
Net equity (deficit)		10,310,130
Accounts liquidating to a deficit and accounts with debit balances – gross amount		761
Less: amount offset by customer owned securities		(723)
Amount required to be segregated		10,310,168
Funds in Segregated Accounts		
Deposited in segregated funds bank accounts:		
Cash		2,865,563
Securities representing investment of customers' funds (at market)		-
Securities held for particular customers or option customers in lieu of cash (at market)		21,232
Margins on deposit with clearing organizations of contract markets:		
Cash		3,838,625
Securities representing investments of customers' funds (at market)		218,820
Securities held for particular customers or option customers in lieu of cash (at market)		3,892,657
Net settlement from (to) derivatives clearing organizations of contract markets		(90,404)
Exchange-traded options:		
Value of open long option contracts		2,059,231
Value of open short option contracts		(2,034,716)
Net equities with other FCMs:		
Net liquidating equity		-
Total amount in segregation		10,771,008
Excess (deficiency) funds in segregation		460,840
Management Target Amount for Excess funds in segregation		150,000
Excess (deficiency) funds in segregation over (under) Management Target Amount Excess	$	310,840

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

Mizuho Securities USA LLC

Schedule VI: Statement of Secured Amounts and Funds Held in Separate Accounts Pursuant to Commission Regulation 30.7

March 31, 2023
(In Thousands)

Foreign futures and foreign options secured amounts	
Amounts to be set aside in separate Regulation 30.7 accounts:	
Net ledger balance:	
Cash	$ 1,744,233
Securities (at market)	5,505
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade	(240,843)
Exchange-traded options:	
Market value of open option contracts purchased on a foreign board of trade	63,669
Market value of open contracts granted (sold) on a foreign board of trade	(72,876)
Net equity (deficit)	1,499,688
Accounts liquidating to a deficit and accounts with debit balances	2
Less: amount offset by customer owned securities	-
Amount required to be set aside as the security amount – Net Liquidating Equity Method	1,499,690
Greater of amount required to be set aside pursuant to foreign jurisdiction (above)	$ 1,499,690

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

Mizuho Securities USA LLC

Schedule VI (continued): Statement of Secured Amounts and Funds Held in Separate Accounts Pursuant to Commission Regulation 30.7

March 31, 2023
(In Thousands)

Funds deposited in separate Regulation 30.7 accounts:		
Cash in banks:		
Banks located in the United States	$	35,275
Other banks qualified under Regulation 30.7		805,655
		840,930
Securities:		
In safekeeping with located in the United States		54,865
In safekeeping with other banks qualified under Regulation 30.7		-
		54,865
Equities with registered futures commission merchants:		
Cash		30,077
Securities		-
Unrealized gain (loss) on open futures contracts		17,204
Value of long option contracts		122
Value of short option contracts		-
		47,403
Amounts held by clearing organizations of foreign boards of trade:		
Cash		758,730
Securities		-
Amount due to (from) clearing organizations – daily variation		(139,049)
Value of long option contracts		-
Value of short option contracts		(5,099)
		614,582
Amounts held by members of foreign boards of trade:		
Cash		159,910
Unrealized gain (loss) on open futures contracts		(13,650)
Value of long option contracts		-
Value of short option contracts		(4,230)
		142,030
Total funds in separate section 30.7 accounts		1,699,811
Excess (deficiency) set Aside Funds for Secured Amount		200,121
Management Target Amount for Excess		70,000
Excess (deficiency) funds in separate 30.7 account over (under) Management Target	$	130,121

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g)

Mizuho Securities USA LLC

Schedule VII: Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the CEA

March 31, 2023
(In thousands)

Cleared Swaps Customer Requirements		
Net ledger balance:		
Cash	$	-
Securities (at market)		-
Net unrealized loss in open cleared swaps		-
Cleared swaps options:		
Add market value of open cleared swaps option contracts purchased		-
Deduct market value of open cleared swaps option contracts granted (sold)		-
Net equity (deficit)		-
Accounts liquidating to a deficit and accounts with debit balance – gross amount		-
Less: amount offset by customer owned securities		-
Amount required to be segregated for cleared swaps customers		-
Funds in Cleared Swaps Customer Segregated Accounts		
Deposited in cleared swaps customer segregated accounts at banks:		
Cash		2,914
Securities representing investments of cleared swaps customers' funds (at market)		-
Securities held for particular cleared swaps customers in lieu of cash (at market)		-
Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated amounts:		
Cash		17,918
Securities representing investments of customers' funds (at market)		-
Securities held for particular customers or option customers in lieu of cash (at market)		-
Net settlement from (to) derivatives clearing organizations		-
Cleared swaps options:		
Value of open cleared swaps long option contracts		-
Value of open cleared swaps short option contracts		-
Net equities with other FCMs		-
Cleared swaps customer funds on hand		-
Total amount in cleared swaps customer segregation		20,832
Excess (deficiency) funds in cleared swaps customer segregation		20,832
Management Target Amount for Excess funds in cleared swaps segregated accounts		10,000
Excess (deficiency) funds in cleared swaps customer segregated accounts over (under) Management Target Excess	$	10,832

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

Mizuho Securities USA LLC

Schedule VIII: Reconciliation of Unaudited FOCUS to Consolidated Statement of Financial Condition

March 31, 2023
(In Thousands)

Assets	Unaudited Mizuho Securities USA LLC FOCUS	Unaudited Mizuho Securities Canada Inc FOCUS	Reclassifications and Eliminations	Consolidated Statement of Financial Condition
Cash and cash equivalents	$ 197,309	$ 20,651	$ 9,622	$ 227,582
Cash and securities segregated for regulatory purposes	453,041	-	80,759	533,800
Collateralized agreements:				
Securities purchased under agreements to resell	11,556,525	-	(90,382)	11,466,143
Securities borrowed	10,758,903	-	-	10,758,903
Financial instruments owned, at fair value	18,779,484	-	12,875	18,792,359
Securities received as collateral, at fair value	2,627	-		2,627
Receivables from brokers/dealers, clearing organizations and customers	335,968	291	96,046	432,305
Clearing and other deposits	390,698	-	(89,514)	301,184
Accrued interest and dividends receivable	105,434	-	(5,790)	99,644
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization	65,123	-	(19,584)	45,539
Prepaid expenses	-	-	19,150	19,150
Receivables from affiliates	57,677	39	(39,299)	18,417
Exchange memberships, at cost	2,896	-	7,168	10,064
Other assets	132,386	73	61,687	194,146
Total assets	$ 42,838,071	$ 21,054	$ 42,738	$ 42,901,863
Liabilities and member's equity				
Short-term borrowings	$ 553,441	$ -		$ 553,441
Collateralized agreements:				
Securities sold under agreements to repurchase	23,338,690	-		23,338,690
Securities loaned	9,989,774	-		9,989,774
Financial instruments sold, not yet purchased, at fair value	5,149,065	-	(1)	5,149,064
Obligations to return securities received as collateral, at fair value	2,627	-		2,627
Payables to brokers/dealers, clearing organizations and customers	972,137	-	18,472	990,609
Accrued interest and dividends payable	-	-	44,721	44,721
Accrued expenses and other liabilities	684,258	208	(1,166)	683,300
Total liabilities	40,689,992	208	62,026	40,752,226
Subordinated borrowings	400,000	-		400,000
Member's equity	1,748,079	20,846	(19,288)	1,749,637
Total liabilities and member's equity	$ 42,838,071	$ 21,054	$ 42,738	$ 42,901,863